Exhibit 99.2

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	March 31, 2025	September 30, 2024
	(Unaudited)
ASSETS
Current Assets
Cash	$6,001,157	$8,068,560
Restricted cash	—	3,000,000
Accounts receivable, net	948,911	1,254,613
Advances to vendors, net	6,161,530	5,736,093
Due from related parties	19,017	19,665
Prepaid expenses and other current assets, net	916,848	967,613
Total current assets	14,047,463	$19,046,544

Non-current assets
Long-term investment	275,607	284,998
Property and equipment, net	20,279	13,420
Intangible assets, net	49,439,095	38,796,262
Operating lease right-of-use assets	471,411	660,946
Advances to vendor – noncurrent	253,325	261,956
Prepaid expenses and other non-current assets, net	123,523	127,732
Total non-current assets	50,583,240	40,145,314
Total Assets	$64,630,703	$59,191,858

LIABILITIES AND EQUITY
Current Liabilities
Short-term bank loans	$5,109,684	$5,397,521
Loans from third parties	22,738	23,512
Accounts payable	1,756,348	1,213,114
Advances from customers	5,222,810	3,837,621
Due to a related party	22,413	50,380
Tax payable	1,425,977	2,035,653
Accrued expenses and other liabilities	659,121	553,696
Operating lease liabilities – current	308,028	270,183
Total current liabilities	14,527,119	13,381,680

Non-current Liabilities
Operating lease liabilities – noncurrent	139,442	308,575
Warrant liability	850,054	—
Total non-current liabilities	989,496	308,575
Total Liabilities	15,516,615	13,690,255

Commitments

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 16,673,031 and 1,410,001 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)*	500	42
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 848,203 and 848,203 shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively)	26	26
Additional paid-in capital	27,131,243	27,796,887
Statutory reserves	2,322,863	1,926,547
Accumulated earnings	20,380,510	15,737,191
Accumulated other comprehensive (loss)	(579,562)	187,118
Total GLOBAL MOFY AI LIMITED shareholders’ equity	49,255,580	45,647,811
Non-controlling interests	(141,492)	(146,208)
Total equity	49,114,088	45,501,603
Total liabilities and equity	$64,630,703	$59,191,858

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$26,729,054	$19,918,959
Cost of revenues	(14,926,118)	(8,100,554)
Gross profit	11,802,936	11,818,405

Operating expenses:
Selling expenses	(78,369)	(361,792)
General and administrative expenses	(4,229,947)	(3,907,045)
Research and development expenses	(5,808,899)	(839,388)
Total operating expenses	(10,117,215)	(5,108,225)

Income from operations	1,685,721	6,710,180

Other income (expenses):
Interest income	25,227	204,254
Interest expenses	(145,354)	(117,858)
Issuance costs allocated to warrant liability	—	(823,846)
Change in fair value of warrant liability	3,734,131	6,743,319
Other income, net	24,095	40,134
Total other income, net	3,638,099	6,046,003

Income before income taxes	5,323,820	12,756,183
Income tax expense	(284,284)	(2,436,804)
Net income	5,039,536	10,319,379
Net loss attributable to non-controlling interest	(99)	(39)
Net income attributable to GLOBAL MOFY AI LIMITED	$5,039,635	$10,319,418

Comprehensive income
Net income	$5,039,536	$10,319,379
Foreign currency translation gain (loss)	(761,865)	24,399
Total comprehensive income	4,277,671	10,343,778
Comprehensive loss (gain) attributable to non-controlling interests	4,716	(1,511)
Comprehensive income attributable to GLOBAL MOFY AI LIMITED	$4,272,955	$10,345,289

Earnings per common share
– Basic*	$1.19	$5.56
– Diluted*	$0.87	$5.40

Weighted average number of common shares outstanding
– Basic*	4,220,721	1,855,372
– Diluted*	5,785,201	1,910,544

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares*	Amount	Shares	Amount	Capital	Reserves	Deficit	Income (loss)	Interests	Equity
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of September 30, 2023	1,728,410	$52	—	$—	$16,035,229	$368,271	$5,158,115	$(604,182)	$(140,530)	$20,816,955
Adoption of ASC 326	—	—	—	—	—	—	770,368	—	—	770,368
Issuance of shares upon the completion of public offering	82,667	2	—	—	5,034,779	—	—	—	—	5,034,781
Issuance of shares through private placement	91,954	3	—	—	1,991,718	—	—	—	—	1,991,724
Net income for the year	—	—	—	—	—	—	10,319,418	—	(39)	10,319,379
Appropriation to statutory reserve	—	—	—	—	—	718,320	(718,320)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	25,871	(1,472)	24,399
Balance as of March 31, 2024 (Unaudited)	1,903,031	$57	—	—	$23,061,726	$1,086,591	$15,529,581	$(578,311)	$(142,041)	$38,957,603

Balance as of September 30, 2024	1,410,001	$42	848,203	$26	$27,796,887	$1,926,547	$15,737,191	$187,118	$(146,208)	$45,501,603
Issuance of ordinary shares in connection with registered direct offering, net of transaction cost	119,697	4	—	—	—	—	—	—	—	4
Issuance of ordinary shares in connection with exercise of warrant	333,333	10	—	—	(11,993,412)	—	—	—	—	(11,993,402)
Equity incentive	220,000	7			1,418,993					1,419,000
Cashless exercise of warrants	14,590,000	437	—	—	9,908,775	—	—	—	—	9,909,212
Net income for the year							5,039,635		(99)	5,039,536
Appropriation to statutory reserve	—	—	—	—	—	396,316	(396,316)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(766,680)	4,815	(761,865)

Balance as of March 31, 2025 (Unaudited)	16,673,031	$500	848,203	$26	$27,131,243	$2,322,863	$20,380,510	$(579,562)	$(141,492)	$49,114,088

*	Retrospectively restated for effect of reverse share split on November 26, 2024 (see Note 11).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY AI LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$5,039,536	$10,319,379
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,443,162	1,638,542
Amortization of operating lease right-of-use assets	168,358	429
Provision for (recovery of) doubtful accounts	2,164,417	(577,307)
Gains from short-term investment		(15,000)
Interest income		(191,399)
Equity-settled share based payments	1,418,993
Change in fair value of warrant liability	(3,734,131)	(6,743,319)

Changes in operating assets and liabilities:
Accounts receivable, net	(50,478)	378,643
Advances to vendors, net	(2,468,994)	2,118,705
Prepayments and other assets, net	269,450	(12,791)
Accounts payable	585,149	19,034
Advance from customers	1,515,151	679,643
Taxes payable	(544,799)	1,939,511
Accrued expenses and other liabilities	438,596	(2,142)
Lease liabilities	(112,621)	(81,164)
Net cash provided by operating activities	10,131,789	9,470,764

Cash flows from investing activities
Purchase of property and equipment	(13,544)	(3,367)
Purchase of intangible assets	(17,393,726)	(20,993,818)
Payment for long-term investments	—	(276,997)
Loans to third parties	—	(14,644,951)
Collection of loans to third parties	—	10,224,215
Net cash used in investing activities	(17,407,270)	(25,694,918)

Cash flows from financing activities
Proceeds from short-term bank loans	1,894,922	1,151,305
Repayments of short-term bank loans	(2,005,310)	(1,661,981)
Deferred offering cost		198,540
Net proceeds from issuance of initial public offering		5,034,781
Net proceeds from issuance of ordinary shares and warrant with a private placement	2,500,000	8,940,017
Capital contributions		—
Net cash provided by financing activities	2,389,612	13,662,662

Effect of foreign exchange rate on cash	(181,534)	(516,979)
Net decrease in cash	(5,067,403)	(3,078,471)
Cash at the beginning of the period	11,068,560	10,437,580
Cash at the end of the period	$6,001,157	$7,359,109

Supplemental disclosures of cash flow information:
Income taxes paid	$25,769	$20,305
Interest paid	$97,187	$58,590
Initial recognition of warrant liabilities	14,493,455	—
Liability extinguished upon exercise of warrants	9,909,270	—
Initial issuance cost of warrants allocated to equity	11,993,465	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Global Mofy AI Limited (“Global Mofy Cayman”) was incorporated on September 29, 2021 under the laws of the Cayman Islands with limited liability. Global Mofy Cayman, formerly known as GLOBAL MOFY AI LIMITED, changed its name by special resolution on August 15, 2024 and is now incorporated as Global Mofy AI Limited.

Global Mofy Cayman owns 100% of the equity interests of Global Mofy HK Limited (“Global Mofy HK”), a business company incorporated in accordance with the laws and regulations of Hong Kong on October 21, 2021.

Global Mofy HK owns 100% of the equity interests of Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”), a business company incorporated in accordance with the laws and regulations of the People’s Republic of China (“China” or “PRC”) on December 9, 2021.

Global Mofy Cayman, Global Mofy HK, and Global Mofy WFOE are currently not engaging in any active business operations and are merely acting as holding companies.

Prior to the reorganization described below, the main operating activities of the Company were carried out by Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) and its subsidiaries. Global Mofy China was established on November 22, 2017 under the laws of the PRC. Global Mofy China has three wholly-owned subsidiaries, Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”), Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”) and Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”), which were established on July 31, 2019, May 11, 2020 and January 4, 2021 in China, respectively. Global Mofy China acquired 60% shares of Mofy (Beijing) Filming Technology Co., Ltd. (Beijing Mofy) and Xi’an Digital Cloud Database Technology Co., Ltd. (“Mofy Xi’an”) on February 7, 2018 and June 8, 2018, respectively. On December 1, 2021, Global Mofy China entered into an equity share transferring agreement with a third-party individual and transferred its 100% equity interest in Mofy Hainan for consideration of RMB 1. Such transferring was completed on December 3, 2021. Mofy Hainan has had no active business operations since its inception on January 4, 2021.

In preparation for listing in a stock market of the United States of America, the Company underwent a reorganization through entering into various contractual arrangements (the “Contractual Arrangements”), which, effective from January 5, 2022, between Global Mofy WFOE, Global Mofy China and their respective equity holders (the “Corporate Reorganization”) due to regulatory restrictions on foreign ownership in the radio and television program production and operation business and value-added telecommunications business in the PRC. In June, 2022, the Company removed the radio and television program production from its business scope and the reason to use the VIE structure was no longer relevant. Historically, the Company did not produce any radio or television program.

On June 28, 2022, Global Mofy WFOE entered into equity transfer agreements with each shareholder of Global Mofy China to purchase all the equity interest in Global Mofy China. On July 8, 2022, Global Mofy WFOE, Global Mofy China and shareholders of Global Mofy China signed a termination agreement of the VIE Agreements. The VIE structure was dissolved. The restructure was completed on July 8, 2022. As a result, Global Mofy China became a wholly owned subsidiary of Global Mofy WFOE. Immediately before this acquisition, Global Mofy China was a foreign-invested joint venture.

Global Mofy Cayman together with its wholly owned subsidiaries Global Mofy HK, Global Mofy WFOE and Global Mofy China and its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the reorganization was considered under common control and included at their historical carrying values. The consolidation of the Company has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

On December 14, 2023, the Company established a wholly owned subsidiary, Global Mofy (Beijing) Technology Co., Ltd, under the laws of the State of California, to develop and expand overseas business. In February 2024, the Company established a wholly owned subsidiary, Gauss Intelligence (Beijing) Technology Co.. Ltd., under the laws of China, which will focus on the monetization of artificial intelligence generated content (AIGC), AI-generated 3D digital assets and synthetic video content creation. In March 2024, the Company established a wholly owned subsidiary, Anji Century Mofy Education Consulting Co., Ltd., under the laws of China, planning education and training operations. In May 2024, the Company established a wholly owned subsidiary GMM Discovery LLC, under the laws of the State of Delaware, to serve a diverse client base and explore new market opportunities. In September 2024, the Company established a wholly owned subsidiary, Kuyu Intelligent Technology (Anji) Co., Ltd., under the laws of China. As of September 30, 2024, the aforementioned companies have not yet commenced actual business operations.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

Global Mofy Cayman and its subsidiaries (the “Company”) are mainly engaged in providing virtual content production and online advertising services. The Company’s headquarters are located in the city of Beijing, China.

As of March 31, 2025, the Company’s major subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Global Mofy HK Limited (“Global Mofy HK”)	October 21, 2021	Hong Kong	100%	Investment holding
Mofy Metaverse (Beijing) Technology Co., Ltd (“Global Mofy WFOE”)	December 09, 2021	PRC	100%	Investment holding
Zhejiang Mofy Metaverse Technology Co., Ltd (“Zhejiang WFOE”)	April 03, 2023	PRC	100%	Virtual technology service and digital marketing
Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”)	November 22, 2017	PRC	100%	Virtual technology service, digital marketing and digital asset development
Kashi Mofy Interactive Digital Technology Co., Ltd. (“Kashi Mofy”)	July 31, 2019	PRC	100%	Virtual technology service and digital marketing
Shanghai Moying Feihuan Technology Co., Ltd. (“Shanghai Mofy”)	May 11, 2020	PRC	100%	Virtual technology service and digital marketing
Xi’an Shuzi Yunku Technology Co., Ltd (“Xi’an Mofy”)	June 8, 2018	PRC	60%	Virtual technology service
Mofy (Beijing) Filming Technology Co., Ltd. (“Beijing Mofy”)	February 7, 2018	PRC	60%	Virtual technology service
Global Mofy (Beijing) Technology Co., Ltd (“Global Mofy California”)	December 14, 2023	US	100%	Overseas business
Gauss Intelligence (Beijing) Technology Co.. Ltd. (“Gauss Intelligence”)	February 28, 2024	PRC	100%	(AIGC), AI-generated 3D digital assets and synthetic video content creation
Anji Century Mofy EducationConsulting Co., Ltd. (“Century Mofy”)	March 5, 2024	PRC	100%	Education and training
GMM Discovery LLC (“Gauss Intelligence”)	May 22, 2024	US	100%	Overseas business
Kuyu Intelligent Technology (Anji) Co., Ltd. (“Kuyu Intelligence”)	September 3, 2024	PRC	100%	Virtual technology service and digital marketing

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split (see Note 11).

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

(c) Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

(d) Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 40% ownership interest in Beijing Mofy and Xi’an Mofy as of September 30, 2024 and 2023, respectively.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s Consolidated Balance Sheets and have been separately disclosed in the Company’s Consolidated Statements of Comprehensive Income (Loss) to distinguish the interests from that of the Company.

(e) Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, uncertain tax position and valuation allowance for deferred tax assets, fair value of warrants liabilities and fair value of stock-based compensation. Actual results could differ from those estimates.

(f) Cash and restricted cash

Cash includes cash on hand and demand deposits placed with commercial banks. The Company maintains most of the bank accounts in mainland China.

Restricted cash includes cash that has been deposited in time certificates with a bank.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Accounts receivable, net

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses (“ASC 326”), we measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

(h) Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation expense was $2,978 and $7,172 for the six months ended March 31, 2025 and 2024, respectively.

Estimated useful lives are as follows:

Office equipment	3 years

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Intangible assets, net

Intangible assets are digital assets acquired from third-party suppliers and mainly include 3D models with finite lives and are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic life.

Estimated useful lives are as follows:

Category	Estimated useful lives
Licensed digital assets	3-5 years

Licensing assets should be capitalized if they meet the following conditions:

The license provides the Company with the exclusive or non-exclusive right to use the intellectual property for a specific period.

The acquired license has a determinable useful life, and the costs are directly attributable to the acquisition.

The contract is enforceable and provides rights that the Company can rely on for future benefit.

The acquisition of the license is not considered part of ordinary inventory or operating costs.

(j) Long-term investments

The Company’s long-term investments include equity investments in entities. Equity securities without readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

In December 2023, the Company made an investment of $275,607 (or RMB 2,000,000) in New Era (Beijing) Technology Co., Ltd (“New Era Technology”), over which the Company owned 6.25% equity interest. The carrying value of the Company’s long-term investments measured under this alternative measurement was $275,607 as of March 31, 2025.

(k) Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When such events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2025 and 2024.

(l) Fair value of financial instruments

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to vendors, prepaid expenses and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended March 31, 2025 and 2024.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

(n) Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective approach for the year ended September 30, 2020 and has elected to apply it retrospectively for the year ended September 30, 2019. In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as the entity satisfies a performance obligation.

The Company’s revenues are derived principally from virtual technology service, digital marketing and digital asset development and others. Value added taxes (“VAT”) are presented as a reduction of revenues.

Revenue from virtual technology service

The Company engages in virtual content production for visual effect in movies, television series, animations, games, advertisement, tourism, and augmented reality (“AR”) and virtual reality (“VR”) technology etc. The virtual content production contracts are primarily on a fixed price basis, which require the Company to perform services for visual effect design, content development, production and integration based on customers’ specific needs. The required production period is generally less than one year.

The virtual content production services are considered as a single performance obligation because the Company provides a significant service of integrating different services underlying each contract, which are highly interdependent and interrelated with one another. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The customer of the virtual content production contract can only obtain control of the produced virtual content after the project is completed. The Company satisfy its performance obligation at a point in time only when it transfers the developed content to the customer. The virtual content are assets when they are developed by the Company. The Company can direct the use of the product and obtain substantially all of the remaining benefits of the asset. The customer can direct the use and obtain benefits of the assets only after the development completed and control transfer occurred from the Company upon acceptance by the customer. The customer does not simultaneously receive or consume the benefits provided by the Company’s performance as the Company performs. The customer can only benefit from the final output of the virtual content as delivered by the Company. The customer does not have control over the content as it is developed. The developed virtual content may be sold as digital assets by the Company and the payment collected in advance based on the contract upon each milestone would be refundable if the Company does not meet the customer’s needs or there is other default. Hence, none of the criteria of ASC 606-10-25-27 is met. Revenue from virtual content production is recognized at a point in time when the Company satisfies the performance obligation by transferring promised virtual content product upon acceptance by customers.

Revenue from digital marketing

The Company enters into two types of digital marketing contracts directly with customers. For one type of contracts, pursuant to which the Company provides advertisement production and promotion services to customers. The advertisements are in different format, including but not limited to short video, landing pages and static materials. The Company considers that both of the advertisement production and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations. The Company engages third-party advising distributor while providing the promotion services. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of content for advertisements and (ii) having latitude in select third party distributors for promotion and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Under a framework contract, the Company receives separate purchase orders from customers. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized over the service period of the purchase order, which is based on specific action (i.e. cost per mille “CPM”) for online display.

The amount of the revenue is the gross billing charged to the customers. Revenue is recognized on a CPM basis as impressions or clicks are delivered through the Group’s display of the advertisements in accordance with the revenue contracts.

The Company entered into another type of contracts with advertisers during the fiscal year 2022. Pursuant to which, the Company earns net fees from advertisers by acting as an agent to purchase advertisement inventories and advertise services on behalf of the advertisers. The Company recognizes revenues over the contracted service period. The Company is not a principal in these arrangements as it does not obtain control of ad inventories or advertising services, and therefore recorded net revenues at the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from digital asset development and others

The Company enters into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. The licensing provides customers the right to use the Company’s IP as it exists since neither the criteria as stated in ASC 610-10-55-62 is met. The specific licensed copyrights and digital assets authorized to customers are all developed IP, which are unique and do not require ongoing maintenance or effort from the Company to assure the usefulness of the license. The Company is entitled to receive the license fee under the licensing arrangements and does not have any future obligation once it has provided the underlying IP content to the licensee. The Company may use such authorized assets as a base model to produce new digital assets, however, these customers will not be contractually or practically required to use them. The revenue is recognized at a point in time when the licensed copyright and digital asset is made available for the customer’s use and benefit.

Disaggregation of revenue

The following table summarized disaggregated revenue for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Category of Revenue
Virtual technology service	$15,036,110	$8,968,867
Digital asset development and others	11,692,944	10,950,092
	$26,729,054	$19,918,959
Timing of Revenue Recognition
Services transferred at a point in time	$26,729,054	$19,918,959
Services transferred over time	—	—
	$26,729,054	$19,918,959

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

The Company recognizes accounts receivable in its unaudited condensed consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Payments received from its customers are based on the payment terms established in its contracts. Such payments are initially recorded to advances from customers and are recognized into revenue as the Company satisfies its performance obligations. As of March 31, 2025 and September 30, 2024, the balance of advances from customers amounted to $4,692,845 and $3,837,621, respectively. Substantially all of advances from customers will be recognized as revenue during the Company’s following fiscal year.

(o) Cost of revenue

Cost of revenues consists primarily of outsourcing content production cost, amortization cost of intangible assets, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. These costs are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

(p) Selling expenses

Selling expenses consist primarily of promotion and advertising expenses, staff costs and other daily expenses which are related to the selling and marketing departments. These expenses are charged to the consolidated statement of comprehensive income (loss) as incurred.

(q) General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees and other related expenses. These expenses are charged to the unaudited condensed consolidated statement of comprehensive income as incurred.

(r) Research and development expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the development phase subsequent to establishing technological feasibility of such IP are capitalized. During the six months ended March 31, 2025 and 2024, as no such costs qualified for capitalization, all of the cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold are expensed.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended March 31, 2025 and 2024.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Company and its wholly-owned subsidiaries to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period which the change occurs. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures.

(t) Value added tax (“VAT”)

The Company’s PRC subsidiaries are subject to value-added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company is 6%. Gross sales or service price charged to customers is subject to output VAT at a rate of 6% and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income (loss). All of the VAT returns filed by the Company’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares (see note 11) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and will be recorded as liabilities. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations. The warrant with a total change in fair value of $3.7 million for the year ended March 31, 2025.

(v) Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Potential ordinary share that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.

(w) Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (“US$”), and the accompanying consolidated financial statements have been expressed in US$. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency, US$. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity (deficit). Gains and losses from foreign currency transactions and balances are included in the results of operations.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	March 31, 2025	September 30, 2024
Period-end spot rate	7.2567	7.0176

	For the Six Months Ended March 31,
	2025	2024
Average rate	7.2308	7.2064

(x) Stock-based compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the applicable requisite service period, based on the grant-date fair value of the award. To the extent a stock-based award is subject to performance conditions, the amount of expense recorded in a given period, if any, reflects the Company’s assessment of the probability of achieving the performance targets.

Fair value of stock options and shares subject to the Company’s employee stock purchase plan are estimated using the Black-Scholes valuation model; fair value of performance share unit (“PSU”) awards, restricted stock unit (“RSU”) awards and restricted stock awards (“RSA”) is based on the closing market price on the day preceding the grant. The Company’s accounting treatment of forfeiture expenses reversals is at the forfeiture date and does not estimate future forfeitures prior to their actual occurrence.

Shares to be issued upon the exercise of stock options or the requisite service period of stock awards will come from newly issued shares.

(y) Segment reporting

ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future cash net cash flow and make more informed judgements about the Company in a whole.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived in the PRC. Therefore, no geographical segments are presented.

(z) Significant risks and uncertainties

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC, Hong Kong and Cayman. As of March 31, 2025 and September 30, 2024, cash balances in the PRC are $147,015 and $5,691,192, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 for one bank. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivables are typically unsecured and derived from services rendered to customers that are located in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its accounts receivable with specific customers.

Major Customers

For the six months ended March 31, 2025, no customer’s revenue accounts for more than 10% of the total revenue. For the six months ended March 31, 2024, two customers accounted for approximately 15% and 11% of total revenues, respectively.

As of March 31, 2025, the balance due from two customers accounted for approximately 28% and 27% of the Company’s total accounts receivable, respectively. As of September 30, 2024, the balance due from four customers accounted for approximately 36%, 15%, 14% and 12% of the Company’s total accounts receivable, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Suppliers

For the six months ended March 31, 2025, no supplier’s purchase accounted for more than 10% of the total purchases. For the six months ended March 31, 2024, three suppliers accounted for approximately 11%, 10% and 10% of the total purchases, respectively.

As of March 31, 2025, three suppliers accounted for approximately 15%, 14% and 10% of the Company’s accounts payable, respectively. As of September 30, 2024, four suppliers accounted for approximately 22%, 16%, 11% and 10% of the Company’s accounts payable, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

(aa) Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this ASU on October 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2025. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). The guidance primarily will require enhanced disclosures about certain types of expenses. The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027 and may be applied either on a prospective or retrospective basis.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Accounts receivable	$1,876,994	$1,888,934
Less: allowance for credit losses	(928,083)	(634,321)
Accounts receivable, net	$948,911	$1,254,613

The movement of allowance for credit loss is as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Balance at beginning of the year	$634,321	$395,796
Addition	314,663	217,035
Foreign exchange translation	(20,901)	21,490
Balance at end of the year	$928,083	$634,321

NOTE 4 — ADVANCES TO VENDORS, NET

Advances to vendors consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Prepayments for virtual technology services	$6,200,425	$5,631,798
Prepayments for digital assets development	3,079,993	1,413,557
Subtotal	9,280,418	7,045,355

Less: allowance for credit losses	(2,865,563)	(1,047,306)
	6,414,855	5,998,049
Less: advances to vendors – noncurrent	(253,325)	261,956
Advances to vendors – current	$6,161,530	$5,736,093

Advances to vendors primarily consisted of prepayments for virtual technology services, digital marketing and digital assets development outsourced to third party vendors. As of March 31, 2025 and September 30, 2024, the Company recorded allowance for credit losses of $2,865,563 and $1,047,306, respectively. As of March 31, 2025, $253,325 advances made to vendors for digital assets to be acquired was recorded advances to vendor – noncurrent in the balance sheets.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — LOANS RECEIVABLE, NET

Loans receivable, net consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Hanning Jin(a)	$8,957	$9,262
	8,957	9,262
Less: allowance for doubtful accounts	8,957	9,262
Total loans receivable, net – noncurrent	$—	$—
Total loans receivable, net	$—	$—

(a)	On January 14, 2024, Global Mofy China renewed the interest-free loan agreement with Hanning Jin to extend the loan term of the loan receivable balance of $8,957 (or RMB65,000) for one year. In January 2025, Global Mofy China renewed the interest-free loan with Hanning Jin for one year.

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of March 31, 2025
	(Unaudited)
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Intangible assets
Licensed digital assets	$60,598,690	(11,159,595)
Total	$60,598,690	(11,159,595)

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Intangible assets
Licensed digital assets	$44,733,835	$(5,937,573)
Total	$44,733,835	$(5,937,573)

Aggregate Amortization expenses:
For six months ended 3/31/2025	$(5,417,658)

Estimated Amortization Expenses:
For year ended 3/31/2026	$12,065,192
For year ended 3/31/2027	$12,129,958
For year ended 3/31/2028	$12,006,452
For year ended 3/31/2029	$10,293,699
For year ended 3/31/2030	$2,943,794

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS, NET (cont.)

The movement of intangible assets is as follows:

	As of March 31, 2025
	Gross Carrying Amount	Accumulated Amortization
	(Unaudited)	(Unaudited)
Balance at beginning of the year	$44,733,835	5,937,573
Additions(a)	17,338,784	5,417,658
Disposal
Foreign exchange translation	(1,473,929)	(195,636)
Balance at end of the year	$60,598,690	11,159,595

	As of September 30, 2024
	Gross Carrying Amount	Accumulated Amortization
	US$	US$
Balance at beginning of the year	$6,918,572	$412,780
Additions(a)	37,540,792	5,365,220
Disposal	—	—
Foreign exchange translation	274,471	159,573
Balance at end of the year	$44,733,835	$5,937,573

(a)	Additions are all acquired from third-party suppliers in the current period.

Amortization expense was $5,417,658 and $1,631,370 for the six months ended March 31, 2025 and 2024, respectively. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset. For the six months ended March 31, 2025 and 2024, no such cost incurred.

NOTE 7 — LEASES

The Company’s leasing activities primarily consist of eight operating leases for offices and vehicles. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

	March 31, 2025	September 30, 2024
	(Unaudited)
Operating lease right-of-use assets	$471,411	660,946
Operating lease liabilities – current	$308,028	270,183
Operating lease liabilities – noncurrent	139,442	308,575
Total operating lease liabilities	$447,470	578,758

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	March 31, 2025	September 30, 2024
Weighted-average remaining lease term (years)	1.47	1.94
Weighted-average discount rate	4.75%	4.75%

During the six months ended March 31, 2025 and 2024, the Company incurred total operating lease expenses of $180,753 and $429, respectively.

The following table summarizes the maturity of operating lease liabilities as of March 31, 2024:

12 months ending March 31,	Operating
US$
2026	$321,667
2027	140,388
Thereafter	—
Total lease payments	462,055
Less: imputed interest	(14,585)
Total lease liabilities	$447,470

NOTE 8 — SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
Bank of China(1)	$413,411	427,497
Bank of Nanjing(2)	413,411	427,497
Bank of Huaxia(3)	1,378,036	1,424,988
Bank of Hangzhou(4)	551,215	712,495
Bank of Zheshang(5)	2,342,662	2,422,480
Deferred financing costs(6)	10,949	(17,436)
Total	$5,109,684	5,397,521

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

(1)	On August 24, 2024, the Company entered into a new loan agreement with Bank of China to obtain a loan of $427,497 (or RMB 3,000,000) for the period from August 26, 2024 to September 26, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Shichuang Tongsheng Financing Guarantee Limited. The Company is required to make quarterly interest payment with principal due at maturity. The balance of this loan on March 31, 2025 was $413,411(or RMB 3,000,000).

(2)	On March 18, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $284,998 (or RMB 2,000,000) of loan for the period from March 20, 2024 to March 19, 2025 with an annual interest rate of 5%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO, together with his wife, Ms. Dong Mingxing and Ms. Wenjun Jiang, the CTO of the Company, guaranteed the repayment of these loans. The Company repaid the loan on March 19, 2025.

On September 30, 2024, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $142,499 (or RMB 1,000,000) of loan for the period from September 30, 2024 to September 29, 2025 with an annual interest rate of 5.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans. The balance of this loan on March 31, 2025 was $137,804(or RMB 1,000,000).

On March 11, 2025, Global Mofy China and Bank of Nanjing entered into a loan agreement to borrow $ 275,607 (or RMB 2,000,000) of loan for the period from March 11, 2025 to September 10, 2026 with an annual interest rate of 5.2%. Mr. Haogang, Yang, the Chairman of the Company’s board of directors and CEO guaranteed the repayment of these loans.

(3)	On June 7, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from June 17, 2024 to June 17, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The balance of this loan on March 31, 2025 was $ 689,018 (or RMB 5,000,000).

On September 25, 2024, Global Mofy China and Huaxia Bank entered into a loan agreement to borrow $712,494 (or RMB 5,000,000) of loan for the period from September 27, 2024 to September 27, 2025 with a floating annual interest rate. The loan is guaranteed by a third party, Beijing Zhongguancun Technology Financing Guarantee Limited. The balance of this loan on March 31, 2025 was $ 689,018 (or RMB 5,000,000).

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SHORT-TERM BANK LOANS (cont.)

(4)	On May 17, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $284,998 (or RMB 2,000,000) for a term from May 23, 2024 to March 20, 2025 at a fixed annual interest rate of 4.2%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The Company repaid one of the loans on March 19, 2025, with an amount of $ 137,804 (or RMB 1,000,000). The balance of this loan on March 31, 2025 was $137,804 (or RMB 1,000,000).

On July 8, 2024, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $427,497 (or RMB 3,000,000) for a term from July 8, 2024 to January 4, 2025 at a fixed annual interest rate of 4.2%. The Company repaid the loan on January 4, 2025.

On January 8, 2025, Global Mofy China entered into a loan agreement with Bank of Hangzhou to obtain a loan of $413,411 (or RMB 3,000,000) for a term from January 8, 2025 to July 7, 2025 at a fixed annual interest rate of 4.2%.

(5)	On April 24, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from April 24, 2024 to April 24, 2025 at a fixed annual interest rate of 4.3%. The balance of this loan on March 31, 2025 was $1,171,331 (or RMB 8,500,000).

On August 30, 2024, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $1,211,240 (or RMB 8,500,000) for a term from August 30, 2024 to February 28, 2025 at a fixed annual interest rate of 4.2%. The Company repaid the loan on February 28, 2025.

On March 13, 2025, Global Mofy China entered into a loan agreement with Bank of Zheshang to obtain a loan of $ 1,171,331 (or RMB 8,500,000) for a term from March 13, 2025 to March 13, 2026 at a fixed annual interest rate of 4.2%.

(6)	In order to obtain the guarantees provided by the third-party guaranty company for the loans from banks, the Company incurred guarantee fees, which are deferred and presented on the consolidated balance sheets as a direct adjustment from the carrying amount of the loans and amortized to interest expense over the term of the associated loans.

For the six months ended March 31, 2025 and 2024, the weighted average annual interest rate for the bank loans was approximately 3.97% and 5.87%, respectively. Interest expenses for the above-mentioned loans amount to $ 145,354  and $58,590 for the six months ended March 31, 2025 and 2024, respectively.

NOTE 9 — RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties:

Name	Relationship with the Company
Mr. Haogang Yang	Director of the Company
Mr. Yuchao Lu	Directly holds a 5.05% equity interest in the Company
Lianyungang Zongteng Film Studio	Controlled by Mr. Yuchao Lu
Mori Enterprise Management (Beijing) Partnership	Controlled by Mr. Haogang Yang
Qi Fei Shanghai Technology Co., Ltd.	Controlled by Mr. Haogang Yang
Mofy Filming (Hainan) Co., Ltd. (“Mofy Hainan”)	Ms. Yang Li is the Finance Controller of Mofy Hainan

Balances with related parties

As of March 31, 2025 and September 30, 2024, the balances with related parties were as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
	US$	US$
Due to a related party
Mr. Haogang Yang	$22,413	$50,380

Due from related parties
Mori Enterprise Management (Beijing)	$138	$142
Partnership Qi Fei Shanghai Technology Co., Ltd.	18,879	19,523

(a)	As of March 31, 2025, the balance of Qi Fei Shanghai Technology Co., Ltd. $18,879 (RMB 137,000) and Mori Enterprise Management (Beijing) Partnership $138 (RMB 1,000) represented interest-free loan for working capital purpose.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES

Corporation Income Tax (“CIT”)

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Global Mofy HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Global Mofy HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Global Mofy HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Kashi Mofy is subject to a five- year income tax holiday since generating revenues, as it is incorporated in the Kashi Economic District, Xinjiang province. The five-year income tax holiday of Kashi Mofy will end on December 31, 2023. Starting from January 1, 2024, Kashi Mofy is eligible for a preferential tax rate of 9%.

Zhejiang Mofy has complied with PRC tax laws and met the qualifications for domestic small and micro enterprises, Zhejiang Mofy is eligible for a preferential tax rate of 5% in 2024.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. “Global Mofy China” obtained its HNTE certificate on October 21, 2020 and re-applied its HNTE certificate on October 26,2023. Therefore, “Global Mofy China” is eligible to enjoy a preferential tax rate of 15% from 2020 to 2025 to the extent it has taxable income under the EIT Law.

The provision for income tax consisted of the following:

	For the Six Months ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax expense	$71,056	$20,305
Uncertain tax provisions	213,228	2,416,499
Deferred income tax expense	—	—
Income tax provision	$284,284	$2,436,804

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the Six Months Ended March 31,
	2025	2024
PRC statutory tax rate	25.0%	25.0%
Effect of tax holiday and preferential tax rate(a)	(12.8)%	0.3%
Additional deduction for R&D expenses	(11.9)%	(0.3)%
Non-deductible expenses	—	0.9%
Effect of change in valuation allowance	17.2%	(0.2)%
Effect of different tax rates in a foreign jurisdiction	(12.3)%	(6.6)%
Effective tax rate	5.2%	19.1%

(a)	The Company’s subsidiaries, Global Mofy China, Kashi Mofy, Shanghai Mofy, Xi’an Mofy and Beijing Mofy are subject to different favorable tax rates and tax holiday for the six months ended March 31, 2025 and 2024. For the six months ended March 31, 2025 and 2024, the tax saving as the result of the favorable tax rate and tax holiday amounted to $697,343 and $37,209, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Provision for doubtful debt	$177,219	$90,495
Tax loss carry forwards	1,428,437	719,659
Excess marketing and advertising expense (15%)	—	10,687
Operating lease liabilities	67,121	86,057
Total deferred tax assets	1,672,777	906,898

Less: Valuation allowance	(1,600,774)	(806,319)
Total deferred tax assets, net of valuation allowance	$72,003	$100,579

	March 31, 2025	September 30, 2024
	(Unaudited)
Right of use assets	$72,003	$100,579
Total deferred tax liabilities	72,003	100,579
Total deferred tax assets, net	$—	$—

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are composed principally of net operating loss carryforwards. Under the applicable accounting standards, management expects to continue to maintain a significant investment in research and development, given the Company’s history of losses, as the Company increases research and development of its digital assets in the future. At the same time, the Company’s management believes that customer development for digital assets and the Company’s visibility in the digital assets industry will take several years to build, which will result in the Company continuing to lose money over the next few years. So, the management concluded that it is more likely than not that the Company will not generate future taxable income prior to the expiration of the majority of net operating losses, and it was considered that valuation allowance should be fully accrued. Accordingly, as of March 31, 2025 and September 30, 2024, a $1,600,774 and $806,319 valuation allowance has been established, respectively.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — TAXES (cont.)

Uncertain Tax Position

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	March 31, 2025	September 30, 2024
	(Unaudited)
Balance as of beginning of year	$1,940,649	1,066,949
Increase related to prior year tax positions	—	26,252
Increase related to current year tax positions	213,228	847,448
Balance as of end of year	$2,153,877	1,940,649

As of March 31, 2025 and September 30, 2024, there were $2,153,877 and $1,940,649 of unrecognized tax benefits, respectively, which would affect the effective tax rate if recognized.

In general, the PRC tax authority has up to five years to contact examinations of the Company’s tax filings. As of March 31, 2025, tax years ended December 31, 2020 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Tax payable

Tax payable consisted of the following:

	March 31, 2025	September 30, 2024
	(Unaudited)
VAT payable	$(729,587)	$93,278
Corporate income tax payable	2,153,877	1,940,649
Other tax	1,687	1,726
Tax payable	$1,425,977	$2,035,653

NOTE 11 — EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on September 29, 2021. The authorized number of ordinary shares upon incorporation of the Company was 5,000,000,000 shares with a par value of $0.00001 per share, and 1,666,667 (Pre-split 25,000,000) ordinary shares were issued on September 29, 2021.

On January 15, 2022, the Company issued 43,544 (Pre-split 653,155) ordinary shares at par value $0.00003 (Pre-split $0.000002) per share to a new investor, Viru Technology Limited (the “Viru Technology”). The total cash consideration of $2,000,000 was received in April 2022.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

On September 16, 2022, the Company’s shareholders and Board of Directors approved a 1-to-5 share split, following which the authorized share capital of $50,000 was divided into 25,000,000,000 ordinary shares with a par value of $0.000002 each, and the issued shares was divided into 1,666,667 (Pre-split 25,000,000) ordinary shares. On September 16, 2022, all the existing shareholders of the Company surrendered a total of 1,653,155 ordinary shares of $0.00003 (pre-split $0.000002) par value each for no consideration, of which 2,743 (Pre-split 41,155) ordinary shares were surrendered by Viru Technology. The Company has cancelled the 1,653,155 of surrendered shares concurrently. The Company believes it is appropriate to reflect the share split on a retrospective basis pursuant to ASC 260. The Company has retrospectively restated all shares and per share data for all periods presented.

On November 15, 2022, all existing shareholders surrendered in an aggregative of 25,464 (Pre-split 381,963) ordinary shares on a pro-rata basis for no consideration. The Company has cancelled the 25,464 (Pre-split 381,963) of surrendered shares concurrently. On the same day, the Company, together with Mr. Haogang Yang, our founder and CEO, certain BVI founder entities and all its subsidiaries in Hong Kong and mainland China, entered into an equity investment agreement with Standard International Capital Partners SPC (for and on behalf of Standard International Capital Partners Fund I SP), a segregated portfolio company organized and existing under the laws of the Cayman Islands (the “Investor”), pursuant to which the Investor agreed to invest $1.5 million in Global Mofy Cayman for 25,464 (Pre-split 381,963) ordinary shares.

On February 10, 2023, the Company entered into a share purchase agreement with Anguo Jijian Enterprise Management Co., Ltd (“Anguo”), Anjiu Jiheng Enterprise Management Co., Ltd (“Anjiu”), and Anling Management Co., Ltd (“Anling”), pursuant to which the Company issued 49,389 (Pre-split 740,829), 49,389 (Pre-split 740,829), and 29,633 (Pre-split 444,497) ordinary shares, par value US$0.00003 (Pre-split $0.000002), to Anguo, Anjiu, and Anling, respectively, for an aggregate issue price of $9.4 million (RMB65,000,000). All of the $9.4 million was received at the end of March 2023.

In October 2023, the Company completed its initial public offering, issued and sold 82,667 (Pre-split 1,240,000) Ordinary Shares, of which 80,000 (Pre-split 1,200,000) shares related to the public offering, and 2,667 (Pre-split 40,000) shares related to an over-allotment arrangement, at $75.00 per share for $6.2 million. The net proceeds of $5.2 million after deducting underwriting discounts and the offering expenses payable were received by the Company.

On December 29, 2023, the Company reached an agreement to sell 91,954 (Pre-split 1,379,313) ordinary shares accompanying warrants of 137,931(Pre-split 2,068,970) shares to two institutional investors established in the United States and Canada respectively, at $108.75 per share for $10.0 million (“the Transaction”). The date of original issuance is January 3, 2024 (“Issuance Date”). The net proceeds of $8.9 million were received on January 4, 2024.

On July 5, 2024, the investors in the United States, Ltd. based on the Transaction, converted its 1,241,381 warrants that the applicable Alternate Cashless Exercise Amount is 33,103 (Pre-split 496,553) shares of Common Stock. On July 10, 2024, the investors in the Canada based on the Transaction, converted its 827,589 warrants that the applicable Alternate Cashless Exercise Amount is 22,069 (Pre-split 331,036) shares of Common Stock.

On August 15, 2024, the Company filed its Amended and Restated Memorandum and Articles of Association to designate 3,000,000,000 authorized shares as Class B ordinary shares and reclassify the remaining original ordinary shares into Class A ordinary shares, each having one (1) vote per share and the other rights attached to it as set out in the Class A Ordinary Shares on a one for one basis. Concurrently, the Company repurchased 848,203 (Pre-split 12,723,036) Class A ordinary shares that indirectly held by Mr. Yang, the Company’s chief executive officer, for a total of $26 and sold 848,203 (Pre-split 12,723,036) Class B ordinary shares to him for the same amount.

On October 7, 2024, the Company adopted a share incentive plan which provides 220,000 (Pre-split 3,300,000) shares of stock, par value US$0.00003 (Pre-split US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. Pursuant to the Equity Incentive Plan, the Company issued 220,000 (Pre-split 3,300,000) Class A ordinary shares to its management on October 31, 2024.

On October 13, 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) Class A accompanying warrants of 666,667 (Pre-split 10,000,000) shares. The net proceeds of $2.5 million were received in October, 2024.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

On November 1, 2024, the Company filed another Amended and Restated Memorandum and Articles of Association to modify authorized shares of Class A ordinary shares to 30,000,000,000, $0.00003 par value, and authorized shares of Class B ordinary shares to 4,000,000,000, $0.00003 par value.

On November 26, 2024, the Company effected a reverse stock split at a ratio of 15-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

On February 17, 2025, the Holders exercised an aggregate of 18,237,500 Warrants through an alternative cashless exercise option, and the Company issued 14,590,000 Class A ordinary shares on the same day.

Warrants (“The Warrant”)

The movement of warrants is as follows:

	As of March 31, 2025 (Unaudited)
	Valuation	Shares
	US$	US$
Balance at beginning of the year	$—	$—
Issuance(a)	14,493,455	666,667
Exercise price adjustment(b)	14,493,455	19,801,980
Fair value changes(c)	(3,734,131)	—
Exercise(c)	9,909,270	18,237,500
Balance at end of the year	$850,054	1,564,480

(a)	On October 13, 2024, the Company issued and sold 333,333 (Pre-split 5,000,000) Class A accompanying warrants of 666,667 (Pre-split 10,000,000) shares. The Company had received the net proceeds of $2.5 million on October, 2024. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $14,493,455.

(b)	According to the terms of the Warrant and the SPA agreement, on the 14th trading day after the signing date, the exercise price of the Warrant will be adjusted to 20% of the closing price before the signing date. The total value of the warrants remains unchanged, and the number of warrants after adjustment is 19,801,980 (Pre-split 297,029,703).

(c)	As of the date of exercise, the fair value of the warrants liability was $10,759,324 resulting in a gain on changes in fair value of $3,734,131. On February 17, 2025, 18,237,500 warrants were exercised. After this exercise, the number of remaining unexercised warrants is 1,564,480, with a corresponding fair value of $850,054.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

Stock-based compensation

On October 7, 2024, the Company adopted a share incentive plan which provides 220,000 (Pre-split 3,300,000) shares of stock, par value US$0.00003 (Pre-split US$0.000002), to the Equity Incentive Plan to members of the board, and employees of the Company. The shares underlying the Plan (and therefore any shares that may be issued pursuant to the Plan) will be class A Ordinary Shares of US$0.000002 par value each (the Class A Shares) of the Company ranking (upon their issue) pari passu with the Class A Shares that are already issued. The Company has sufficient authorized and unissued Class A Shares available in order to be able to satisfy in full the issuance by the Company of the maximum aggregate number of Class A Shares underlying the Plan and issuable upon exercise and/or settlement of any Award pursuant to the terms and conditions of the Plan and to comply with its obligations under the Plan. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan. The Plan became effective immediately.

Pursuant to the Equity Incentive Plan, the Company issued 220,000 (Pre-split 3,300,000) Class A ordinary shares to its management in October 30, 2024, immediately exercisable on the date of issue.

As of March 31, 2025, all of the equity related to the above equity incentive plan has been granted.

Statutory reserve

In accordance with the PRC Company Laws, the Company’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of September 30, 2024 and 2023, the statutory reserves of the Company’s PRC subsidiaries have not reached 50% of their respective registered capital. As of March 31, 2025 and September 30, 2024, the Company’s PRC subsidiaries collectively attributed $1,926,547 and $1,926,547 of retained earnings for their statutory reserves, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

GLOBAL MOFY AI LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — EQUITY (cont.)

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of March 31, 2025 and September 30, 2024, restricted net assets of the Company’s PRC subsidiaries were $ 6,148,819 and $5,623,821, respectively.

NOTE 12 — EARNINGS PER SHARE

Basic and diluted earnings per share is calculated as follows

	For the Six Months Ended March 31,
	2025	2024
	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to GLOBAL MOFY AI LIMITED	$5,039,635	$10,319,418
Denominator:
Denominator for basic earnings per share:
Weighted average Class A ordinary shares outstanding
—basic and diluted	4,936,998	1,910,544
Earnings (loss) per Class A ordinary share – basic and diluted	0.87	5.40
Weighted average Class B ordinary shares outstanding
—basic and diluted	848,203	—
Earnings (loss) per Class B ordinary share – basic and diluted	$0.87	$—

NOTE 13 — SUBSEQUENT EVENTS

On April 1, 2025, the Company’s wholly owned subsidiary, Global Mofy HK, entered into a Shareholders Agreement with the other investor and the founder shareholders. Pursuant to the Shareholders Agreement, Global Mofy HK will invest an amount of US$201,000 into Wetruck to subscribe 6.7% of its equity interests. Global Mofy HK made a cash payment of $201,000 on June 9, 2025.

On April 15, 2025, the Company issued and sold 2,030,460 Class A Ordinary Shares accompanying warrants of 2,030,460 shares to several accredited investors. The purchase price of each Share and Warrant is $1.97. The net proceeds of $2.42 million were received on October 31, 2024.

On April 24, 2025, the Company entered into an employment agreement with each of Mr. Haogang Yang, the Chief Executive Officer of the Company, Mrs. Wenjun Jiang, the Chief Technology Officer of the Company, and Mr. Nan Zhang, the Chief Marketing Officer of the Company (collectively, the “Officers”). The Officers shall be eligible to receive performance-based equity compensation in the form of Class B Ordinary Shares pursuant to the milestones as set forth in the Employment Agreements (together with the Shares, the “Incentive Shares”). Pursuant to the Employment Agreements, the Officers shall receive an aggregate of 2,875,772 Class B ordinary shares of the Company.